Exhibit 99.1

CureVac N.V.

Unaudited Interim Condensed Consolidated Financial

Statements

As of March 31, 2023 and December 31, 2022
and for the three months ended
March 31, 2023 and 2022

CureVac N.V.

Interim Condensed Consolidated Statements of Operations and

Other Comprehensive Income (Loss)

		Three months ended March 31,
	Note	2022	2023

(in thousands of EUR, except per share amounts)		(unaudited)
Revenue	3.1	24,373	7,129
Cost of sales	3.2	(37,232)	(20,634)
Selling and distribution expenses	3.3	(271)	(824)
Research and development expenses	3.4	(10,786)	(24,251)
General and administrative expenses	3.5	(24,566)	(23,287)
Other operating income	3.6	33,436	2,006
Other operating expenses		(222)	(494)
Operating loss		(15,268)	(60,355)
Finance income		2,021	3,888
Finance expenses		(1,942)	(951)
Loss before income tax		(15,189)	(57,418)
Income tax benefit/ (expense)	13	96	(1)
Net loss for the period		(15,093)	(57,419)
Other comprehensive income (loss):
Foreign currency adjustments		(55)	19
Total comprehensive loss for the period		(15,148)	(57,400)
Net loss per share (basic and diluted)		(0.08)	(0.27)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CureVac N.V.

Interim Condensed Consolidated Statements of Financial Position

		December 31,	March 31,
	Note	2022	2023
(in thousands of EUR)			(unaudited)
Assets
Non-current assets
Intangible assets and goodwill	6.1	31,778	30,600
Property, plant and equipment	6.2	197,941	210,475
Right-of-use assets		43,761	42,688
Other assets		1,666	1,697
Deferred tax assets		1,297	1,296
Total non-current assets		276,443	286,756
Current assets
Assets held for sale	7	10,467	10,210
Inventories	8	23,989	24,678
Trade receivables	3.1	6,295	3,379
Contract assets		2,707	2,464
Other financial assets	10	4,487	3,069
Prepaid expenses and other assets	9	40,287	25,597
Cash and cash equivalents	10	495,797	617,519
Total current assets		584,029	686,916
Total assets		860,472	973,672
Equity and liabilities
Equity	4
Issued capital		23,400	26,862
Capital reserve		1,817,287	2,050,235
Treasury Shares		(1,481)	(344)
Accumulated deficit		(1,305,814)	(1,363,234)
Other comprehensive income		(139)	(120)
Total equity		533,253	713,399
Non-current liabilities
Lease liabilities		37,106	36,087
Contract liabilities	3.1	72,549	72,549
Provisions		61,320	61,320
Other liabilities		19	19
Total non-current liabilities		170,994	169,975
Current liabilities
Lease liabilities		4,980	5,058
Trade and other payables	11	73,463	14,973
Provisions		1,922	1,334
Other liabilities	12	40,491	37,715
Income taxes payable		610	607
Contract liabilities	3.1	34,759	30,611
Total current liabilities		156,225	90,298
Total liabilities		327,219	260,273
Total equity and liabilities		860,472	973,672

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CureVac N.V.

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity
for the three months ended March 31, 2023 and 2022

					Currency
	Issued	Capital	Treasury	Accumulated	translation	Total
(in thousands of EUR)	capital	reserve	Shares	deficit	reserve	equity
Balance as of January 1, 2022	22,454	1,728,658	(5,817)	(1,056,785)	(34)	688,476
Net loss	—	—	—	(15,093)	—	(15,093)
Other comprehensive income (loss)	—	—	—	—	(55)	(55)
Total comprehensive income (loss)	—	—	—	(15,093)	(55)	(15,148)
Share-based payments (net of taxes)	—	1,090	—	—	—	1,090
Exercise of options	—	(4)	—	—	—	(4)
Settlement of share-based payment awards	—	(2,277)	2,721	—	—	444
Balance as of March 31, 2022 (unaudited)	22,454	1,727,467	(3,096)	(1,071,878)	(89)	674,858

					Currency
	Issued	Capital	Treasury	Accumulated	translation	Total
(in thousands of EUR)	capital	reserve	Shares	deficit	reserve	equity
Balance as of January 1, 2023	23,400	1,817,287	(1,481)	(1,305,814)	(139)	533,253
Net loss	—	—	—	(57,419)	—	(57,419)
Other comprehensive income (loss)	—	—	—	—	19	19
Total comprehensive income (loss)	—	—	—	(57,419)	19	(57,400)
Share-based payments	—	1,578	—	—	—	1,578
Issuance of share capital (net of transaction costs)	3,453	232,387	—	—	—	235,840
Settlement of Share Based Payment awards	9	(1,017)	1,137	—	—	129
Balance as of March 31, 2023 (unaudited)	26,862	2,050,235	(344)	(1,363,234)	(120)	713,399

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CureVac N.V.

Interim Condensed Consolidated Statements of Cash Flows

	For the three months ended March 31,
	2022	2023

(in thousands of EUR)	(unaudited)
Operating activities
Loss before income tax	(15,189)	(57,418)
Adjustments to reconcile loss before tax to net cash flows
Finance income	(2,021)	(3,888)
Finance expense	1,942	950
Depreciation and impairment of property, plant and equipment and right-of-use assets	9,077	5,853
Loss on disposal of fixed assets	—	239
Impairment of inventory and prepayments	15,944	1,362
Share-based payment expense	2,273	1,578
Non-cash income from release of provisions	(31,858)	(588)

Working capital changes
Decrease / (increase) in assets held for sale	—	257
Decrease / (increase) in trade receivables and contract assets	(9,521)	3,159
Decrease / (increase) in inventory	14,099	(2,050)
Decrease / (increase) in other assets	(23,093)	17,229
Receipts from grants from government agencies and similar bodies	—	—
(Decrease) / increase in trade and other payables, other liabilities and contract liabilities	(96,834)	(67,668)
(Decrease) / increase in other current financial liabilities	—	—
Decrease / (increase) in deferred taxes	—	2
Income taxes paid	—	(4)
Interest received	—	2,034
Interest paid	(1,330)	(633)
Net cash flow (used in) operating activities	(136,511)	(99,586)

Investing activities
Purchase of property, plant and equipment	(16,737)	(13,028)
Purchase of intangible assets	(448)	(134)
Net cash flow (used in) investing activities	(17,185)	(13,162)

Financing activities
Payments on lease obligations	(900)	(1,260)
Proceeds from the issuance of Shares (net of transaction costs)	—	235,840
Payment on / proceeds from treasury shares/exercise of options	440	129
Net cash flow provided by financing activities	(460)	234,709
Net increase (decrease) in cash and cash equivalents	(154,156)	121,961
Currency translation gains (losses) on cash and cash equivalents	895	(239)
Cash and cash equivalents, beginning of period	811,464	495,797
Cash and cash equivalents, end of period	658,203	617,519

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

1. Corporate Information

CureVac N.V. (“CureVac” or “CV” or the “Company”) is the parent company of CureVac Group (“Group”) and, along with its subsidiaries, is a global biopharmaceutical company developing a new class of transformative medicines based on the messenger ribonucleic acid (mRNA) that has the potential to improve the lives of people.

The Company is incorporated in the Netherlands and is registered in the commercial register at the Netherlands Chamber of Commerce under 77798031. The Company’s registered headquarters is Friedrich-Miescher-Strasse 15, 72076 Tuebingen, Germany. During 2021 until now, Dievini Hopp BioTech holding GmbH & Co. KG (dievini), which is an investment company dedicated to the support of companies in health and life sciences, is the largest shareholder of CureVac. Together with its related parties, dievini has held shares and voting rights in CureVac between appr. 43 – 46 % during that period. dievini is thus considered to be the de facto parent of the Group. Dietmar Hopp, Daniel Hopp and Oliver Hopp are the ultimate controlling persons (of the main shareholders) of dievini, and, therefore, control the voting and investment decisions of dievini.

2. Basis of preparation

The interim condensed consolidated financial statements for the three months ended March 31, 2023, have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2022. The interim condensed consolidated financial statements were authorized by the Management Board for presentation to the Supervisory Board on May 22, 2023. The Group’s interim condensed consolidated financial statements are presented in Euros (“EUR”). Unless otherwise stated, amounts are rounded to thousands of Euros, except per share amounts. Due to rounding, differences may arise when individual amounts or percentages are added together.

New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2022. The new and amended standards and interpretations applied for the first time as of January 1, 2023, as disclosed in the notes to the consolidated financial statements as of December 31, 2022, had no impact on the interim condensed consolidated financial statements of the Group as of and for the three months ended March 31, 2023. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Impact of COVID-19 and the Russia-Ukraine Conflict

As the Group is currently devoting significant resources to the development of COVID vaccines, such development may impair the ability to timely progress other product candidates in clinical trials or into clinical trials from their current preclinical stage. In addition, enrollment in other programs may be delayed as a result of the COVID-19 pandemic and our focus on developing a COVID vaccine could have a negative impact on our progress on and associated revenue recognition from our non-COVID-19 collaborations. The partial disruption, even temporary, may negatively impact the Company’s operations and overall business by delaying the progress of its clinical trials and preclinical studies. The Group’s operations, including research and manufacturing, could also be disrupted due to the potential impact of staff absences as a result of self-isolation procedures or extended illness. However, the Group has taken a series of actions aimed at safeguarding its employees and business associates, including implementing a work-from-home policy for employees except for those related to the Group’s laboratory and production operations.

The ongoing military conflict between Russia and Ukraine has not and is not expected to have a material direct or indirect effect on the Group’s operations or financial condition: however, the Group is currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. As a result of this instability and responding actions taken by the United States, Russia, EU, and other Foreign Governments, this may limit or prevent filing, prosecuting, and maintaining of patent applications in Russia. Government actions may also prevent maintenance of issued patents in Russia. These actions could result in abandonment or lapse of our patents or patent applications in Russia, resulting in partial or complete loss of patent rights in Russia. In addition, a decree was adopted by the Russian government in March 2022, allowing Russian companies and individuals to exploit, without consent or compensation, inventions owned by patentees that have citizenship or nationality in, are registered in, or have predominately primary place of business or profit-making activities in countries that Russia has deemed unfriendly. Consequently, we would not be able to prevent third parties from using our inventions in Russia or from selling or importing products made using our inventions in and into Russia. Accordingly, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be materially adversely affected.

3. Notes to the consolidated financial statements

3.1 Revenue from contract with customers

The Group recognized the following revenues:

	Three months ended March 31,
	2022	2023
	EUR k	EUR k
Belgium
GSK	23,746	6,473
Switzerland
CRISPR	180	209
Netherlands
Genmab	447	447
Total	24,373	7,129

Of these revenues, all of which were recognized over time as part of collaboration agreements, during the three months ended March 31, 2023 EUR 4,148k (March 31, 2022: EUR 18,243k) related to (i) delivery of research services combined with an IP license (recognized from the upfront payments and achievement of certain milestones as further illustrated in the table below), (ii) EUR 132k (March 31, 2022: EUR 103k) related to delivery of products and (iii) EUR 2,849k (March 31, 2022: EUR 6,027k) were recognized from those research and development services considered distinct within the agreements.

Of the total revenues recognized, in the three months ended March 31, 2023, EUR 6,473k in revenue was recognized under the collaboration agreements with GSK, entered into in July 2020, for the research, development, manufacturing and commercialization of mRNA-based vaccines and monoclonal antibodies targeting infectious disease pathogens (“GSK I”) and in April 2021 for research, development and manufacturing of next-generation mRNA vaccines targeting the original SARS-CoV-2 strain as well as emerging variants, including multivalent and monovalent approaches, such as the CureVac’s second-generation COVID-19 vaccine candidate, CV2CoV (“GSK II”). In the first quarter of 2022, the Company reached a development milestone of EUR 10,000k under the GSK I collaboration. Therefore, revenue for the three months ending March 31, 2023, also includes recognition of EUR 423k of the milestone amount (March 31, 2022: EUR 4,725k). The remaining EUR 3,321k of the milestone amount is deferred as contract liability and will be recognized into revenue through the estimated completion date of Phase 1 clinical trials, which represents the period of time during which CureVac is responsible for development as, subsequent to this period, GSK will be responsible for further development and commercialization. In the three months ended March 31, 2022, revenue consisted of EUR 23,746k primarily recognized from the upfront payments under both collaboration agreements with GSK.

The Group has received upfront payments which were initially deferred and are subsequently recognized as revenue as the Group renders services over the performance period. Below is a summary of such payments and the related revenues recognized:

		Upfront and	Upfront and	Revenue recognized from
		milestones payments included	milestones payments included	upfront and milestones payments
	Upfront and milestone	in contract	in contract	for three months ended
	payments	liabilities at	liabilities at	March 31,
Customer	March 31, 2023	December 31, 2022	March 31, 2023	2022	2023

		(EUR k)	(EUR k)	(EUR k)
GSK	EUR 205,000k (EUR 10,000k milestone payment included)	102,804	99,180	17,719	3,624
CRISPR	USD 3,000k (EUR 2,524k)*	929	852	77	77
Genmab	USD 10,000k (EUR 8,937k)*	3,575	3,128	447	447
Total		107,308	103,160	18,243	4,148

* Translated at the currency exchange rate prevailing on the transaction date.

Contract balances:

	December 31,	March 31,
	2022	2023
	EUR k	EUR k
Trade receivables	6,295	3,379
Contract assets	2,707	2,464
Contract liabilities	107,308	103,160

Trade receivables are non-interest bearing and are generally settled within 30 to 45 days. The contract liabilities contain upfront payments and milestone payments from Collaboration agreements.

3.2 Cost of sales

The cost of sales consists of the following:

	Three months ended March 31,
	2022	2023
	EUR k	EUR k
Personnel	(7,937)	(8,188)
Materials	(22,828)	(4,534)
Third-party services	(964)	(5,453)
Maintenance and lease	(231)	(580)
Amortization and depreciation	(5,168)	(1,170)
Other	(104)	(710)
Total	(37,232)	(20,634)

For the three months ended March 31, 2023, cost of sales decreased in comparison to corresponding period in 2022. This decline was primarily attributable to higher material costs in the prior year, which were driven by write-offs of raw materials originally procured for the manufacturing of products intended to be sold to GSK. However, these raw materials were no longer expected to be sold to them.

3.3 Selling and distribution expenses

Selling and distribution expenses consist of the following:

	Three months ended March 31,
	2022	2023
	EUR k	EUR k
Personnel	(197)	(716)
Amortization and depreciation	(17)	—
Other	(57)	(108)
Total	(271)	(824)

Personnel expenses mainly include salary and salary-related expenses, during the three months ended March 31, 2023 of EUR 675k (March 31, 2022: EUR 129k) and share-based payment expense of EUR 41k (March 31, 2022: EUR 68k).

3.4 Research and development expenses

R&D expenses consists of the following:

	Three months ended March 31,
	2022	2023
	EUR k	EUR k
Materials	(17,287)	(3,489)
Personnel	(7,054)	(11,037)
Amortization and depreciation	(1,013)	(1,725)
Patents and fees to register a legal right	(1,855)	(857)
Third-party services	16,800	(4,692)
Maintenance and lease	(36)	(1,766)
Other	(341)	(684)
Total	(10,786)	(24,251)

During the three months ended March 31, 2023, research and development expenses increased in comparison to the same period of 2022, as the prior year period was largely impacted by the reversal of provision for onerous contracts in the amount of EUR 6,800k as a result of more participants leaving the clinical trials, prior to completion, than originally estimated and of renegotiations of contracts with CROs. Additionally in 2022, GSK took over the Group’s committed capacity at Novartis (see Note 3.6 for additional information) which resulted in a reduction in the estimated contract termination provisions in the amount of EUR 25,059k. The net effect of these two events resulted in an overall gain within the Third-party services category.

As of March 31, 2023, the Group had no development expenditures which met the requirements for capitalization and thus none have been capitalized.

Personnel expenses mainly include salary and salary-related expenses, during the three months ended March 31, 2023 of EUR 10,885k (March 31, 2022: EUR 6,864k) and share-based payment expense of EUR 152k (March 31, 2022: EUR 190k).

3.5 General and administrative expenses

General and administrative expenses consist of the following:

	Three months ended March 31,
	2022	2023
	EUR k	EUR k
Personnel	(9,781)	(9,098)
Maintenance and lease	(1,300)	(1,301)
Third-party services	(5,283)	(7,002)
Legal and other professional services	(2,325)	(1,629)
Amortization and depreciation	(2,938)	(3,106)
Other	(2,939)	(1,152)
Total	(24,566)	(23,287)

Personnel expenses mainly include salary and salary-related expenses, during the three months ended March 31, 2023, of EUR 7,768k (March 31, 2022: EUR 7,803k) and share-based payment expense of EUR 1,330k (March 31, 2022: EUR 1,978k). During the three months ended March 31, 2023, third-party services expenses increased, compared to the same period of 2022, mainly due to higher consulting services.

3.6 Other operating income

	Three months ended March 31,
	2022	2023
	EUR k	EUR k
Compensation for CMO/Material transfer	33,012	1,544
Sale of equipment	310	308
Grants and other cost reimbursements from government agencies and similar bodies	69	2
Other	45	152
Total	33,436	2,006

In March 2022, CureVac AG and GlaxoSmithKline Biologicals SA amended and restated the 2020 GSK agreement and the GSK COVID Agreement in connection with GSK entering into a direct agreement with Novartis for use of Novartis as a CMO at the same time as CureVac exits its CMO agreement with Novartis. Additionally, under the restated agreement, CureVac is entitled to further compensation by GSK. The compensations mainly consist of a consideration for set-up activities undertaken by CureVac (EUR 20,500k) and for reimbursement of prepayments (EUR 12,000k), which were recognized in other operating income in the three months ended March 31, 2022. As an additional result of this agreement, certain reserved capacity at Novartis was also taken over from the Group by GSK, which resulted in the reversal of provisions of EUR 25,059k which had been recognized as of December 31, 2021, and the recognition of a corresponding gain in research and development expenses in the three months ended March 31, 2022 (see Note 3.4).

During the three months ended March 31, 2023 and 2022, income from grants with government agencies and similar bodies resulted from the following:

Coalition for Epidemic Preparedness Innovations (CEPI)

In January 2020, CureVac and CEPI entered into a collaboration to develop a vaccine against the new coronavirus SARS-CoV-2. The aim of the cooperation is to safely advance vaccine candidates into clinical testing as quickly as possible. The agreement builds upon the existing partnership between CureVac and CEPI to develop a rapid-response vaccine platform and included additional initial funding of up to USD 8,300k. In May 2020, CEPI increased its grant award to the Group for SARS-CoV-2 vaccine development to up to USD 15,300k.

For the three months ended March 31, 2023, CureVac recognized the reimbursement by CEPI of approved expenses of EUR 2k (March 31, 2022: EUR 6k) as “other operating income”. As of March 31, 2023, EUR 307k in grant funds received have been deferred and are presented within other liabilities (December 31, 2022: EUR 309k).

Bill & Melinda Gates Foundation (BMGF)

For the three months ended March 31, 2023, CureVac recognized EUR 0k (March 31, 2022: EUR 63k) from the amortization of the grants on a straight-line basis into other operating income. As of March 31, 2023, EUR 1,712k in grant funds received have been deferred and presented within other liabilities (December 31, 2022: EUR 1,712k).

4. Issued Capital and Reserves

According to the Company’s articles of association, the Company’s authorized shares are divided into 386,250,000 common shares and 386,250,000 preferred shares, each having a nominal value of EUR 0.12.

As of March 31, 2023, no preferred shares had been issued and all issued common shares issued and outstanding were fully paid.

All payments received from shareholders in excess of the nominal value of the shares issued and net of transaction costs are recognized in capital reserves. Capital reserves also consists of recognition of share-based payments and the equity components of convertible loans. The Company may only make distributions, whether a distribution of profits or of freely distributable reserves, to shareholders to the extent shareholders’ equity exceeds the sum of the paid-in and called-up share capital plus any reserves required by Dutch law or by the Company’s articles of association.

In September 2021, the Company entered into a sales agreement, the Open Sale Agreement, with Jefferies LLC and SVB Leerink LLC, as sales agents, to establish an at-the-market (ATM) offering program, pursuant to which it may sell, from time to time, ordinary shares for aggregate gross proceeds of up to USD 600.0 million. In the first quarter of 2023, 1,748,218 shares were issued under the ATM program, raising USD 17.5 million in net proceeds; related offering expenses were recorded against the proceeds in equity. Following these issuances, the remaining value authorized for sale under the at-the-market program amounts to $497.5 million.

In February 2023, the Group completed a follow-on public offering whereby it sold 27,027,028 common shares at a price of USD 9.25 per share. The aggregate proceeds, net of underwriting discounts, received by the Group from these transactions were EUR 219,832k. Additional offering costs for legal, accounting, printing and registration fees of EUR 14,580k were recognized as reduction to capital reserve against the proceeds from the offering.

The number of shares issued and outstanding developed as follows:

Common shares issued and outstanding at December 31, 2022	194,997,091
At-the-market offering program issuances	1,748,218
Share issuances as part of the public offering	27,027,028
Share issuances for exercises between Jan to Mar 2023	112,089
Treasury shares	(32,913)
Common shares issued and outstanding at March 31, 2023	223,851,513

5. Share-based payments

During the three months ended March 31, 2023 and 2022, the Group recognized share-based based payments expenses of EUR 1,578k and EUR 2,273k, respectively, as follows:

Three months ended March 31,

	2022	2023
	EUR k	EUR k
Research and development expenses	189	152
Selling and distribution expenses	67	41
General and administrative expenses	1,978	1,330
Other operating expenses	37	55
Total	2,273	1,578

Expense recognized for the equity-settled programs was as follows:

Three months ended March 31,

Program	2022	2023
	EUR k	EUR k
LTIP Stock Options	1,824	975
RSU Supervisory Board	37	55
New VSOP	103	57
Prior VSOP	92	(51)
LTIP RSUs	216	542
Total	2,273	1,578

On November 16, 2020, CureVac granted 266,155 options to the Chief Scientific Officer (CSO). Furthermore, on December 1, 2020, CureVac granted 266,156 options (in 3 tranches) to the Group’s Chief Business Officer (CBO) and Chief Commercial Officer (CCO). All grants were made at no cost under the terms of a new long-term incentive plan (LTIP) put in place by CureVac N.V. Options will be settled in shares of CureVac N.V. As of March 31, 2023, none of the options granted to the CBO/CCO under the LTIP were exercised at that date. The CSO exercised 6,303 options during 2022.

On July 1, 2021, CureVac granted 20,000 options to the Chief Operations Officer (COO). Furthermore, on August 1, 2021, CureVac granted 30,000 options to the Chief Development Officer (CDO). All grants were made at no cost under the terms of the new long-term incentive plan (LTIP) put in place by CureVac N.V. Options will be settled in shares of CureVac N.V. As of March 31, 2023, none of the options granted to the COO were exercised at that date. The CDO has left the Group and, under the terms of his LTIP agreement, his options had expired as of December 31, 2022.

On March 1, 2021, CureVac granted 2,000 options to a key employee and on January 1, 2022, CureVac granted 9,500 options to a key employee. All grants were made at no cost under the terms of the new long-term incentive plan (LTIP) put in place by CureVac N.V. Options will be settled in shares of CureVac N.V. As of March 31, 2023, none of the options were exercised at that date.

On March 1, 2022, CureVac granted 130,000 options to the Executive Board. All grants were made at no cost under the terms of the new long-term incentive plan (LTIP) put in place by CureVac N.V. Options will be settled in shares of CureVac N.V. As of March 31, 2023, none of the options were exercised at that date.

On April 1, 2022, CureVac granted 700 options to a key employee. All grants were made at no cost under the terms of the new long-term incentive plan (LTIP) put in place by CureVac N.V. Options will be settled in shares of CureVac N.V. As of March 31, 2023, none of the options were exercised at that date.

The expenses recognized for employee services received under the LTIP Stock Options during the three months ended March 31, 2023, is in an amount of EUR 975k (2022; EUR 1,824k) and is included in general and administrative expenses and selling and distribution expenses.

In 2021, as part of the LTIP program, the group awarded RSUs (restricted stock units) to senior executives as well as supervisory board members. On June 24, 2021, the group awarded 10,956 RSUs to Supervisory Board members and on December 23, 2021, the group awarded 63,095 RSUs to the Executive Board and various key employees. Up to March 31, 2023, 47,424 RSU’s were settled. The related RSU expense is recorded in the functional cost category to which the award recipient’s costs are classified.

On January 01, 2022, CureVac awarded 36,000 RSUs to the Chief Executive Officer (CEO). The related RSU expense is included in general and administrative expenses. For the three months period ended March 31, 2023, all RSUs were settled.

On January 31, 2022, CureVac awarded 5,000 options to the Chief Operations Officer (COO) and 30,000 RSUs to the Chief Business Officer (CBO). The related RSU expense is included in general and administrative expenses.

On June 22, 2022, the group awarded 37,868 RSUs to supervisory board members and 193,340 RSUs to the executive board and various key employees. On November 30, 2022, the group awarded further 7,633 RSU awards to key employees who joined the Group during fiscal 2022. The related RSU expense is recorded in the functional cost category to which the award recipient’s costs are classified. Up to March 31, 2023, 73,056 RSUs were settled.

Effective July 1, 2022 (‘closing date’), CureVac N.V. acquired all shares of Frame Pharmaceuticals B.V., Amsterdam, Netherlands (‘Frame Pharmaceuticals’), now CureVac Netherlands BV. On July 1, 2022, CureVac awarded 89,655 RSUs to the former Frame employees. The related RSU expense is recorded in the functional cost category to which the award recipients’ costs are classified.

The expenses recognized for employee services received under the LTIP RSUs during the three months ended March 31, 2023, is in an amount of EUR 542k (2022: EUR 216k) and is included in research and development expenses, general and administrative expenses and selling and distribution expenses.

The remaining expense of EUR 57k (2022: EUR 103k) results from grants under the New VSOP and the consideration of the Prior VSOP program leads to an earning of EUR 51k (2022: expense of EUR 92k) in the three-month period ended March 31, 2023.

As the CEO left as of March 31, 2023, all remaining unvested awards are subject to accelerated vesting.

Exercise of options

Under the New VSOP plan, 36,516 options were exercised within the first three months of 2023 at a weighted average share price of USD 10.42.

6. Fixed Assets

6.1 Intangible assets

During the three months ended March 31, 2023, the Group acquired intangible assets of EUR 134k (three months ended March 31, 2022: EUR 448k). Acquired intangibles mainly related to licenses, software and prepayments made to acquire those.

6.2 Property, plant and equipment

During the three months ended March 31, 2023, the increase in property, plant and equipment was attributable to the purchase of technical equipment and machines and other equipment of EUR 3,206k (March 31, 2022: EUR 1,551k) as well as additional amounts recognized as construction in progress of EUR 12,631k (March 31, 2022: EUR 20,533k) primarily related to the Company-owned GMP IV facility EUR 11,845k.

7. Assets held for sale

In 2022, Management decided to dispose of certain equipment which had been procured for CMO activities (CMO Equipment) but that was no longer planned to be used by the Company. An external service-provider was appointed on June 14, 2022 to organize the sale of the CMO Equipment. As of December 31, 2022, the CMO-Equipment identified for sale had a gross book value of EUR 29,531k and was written down by EUR 19,064k (with the corresponding expense recognized in cost of sales) to EUR 10,467k, the fair value less anticipated costs to sell. Criteria for the determination of the fair value were defined based on certain sales scenarios considering different sales campaigns. All sales activities are scheduled for 2023 and as of March 31, 2023 Assets held for sale with a net book value of EUR 257k were sold through an external service provider.

8. Inventories

The inventories include only raw materials and supplies amounting to EUR 24,678k (December 31, 2022: EUR 23,989k), which are recoverable under the Company’s agreements with its collaboration partners. During the three months ended March 31, 2023, the increase in inventory of EUR 688k is due primarily to the purchases of raw material.

9. Prepaid expenses and other assets (current)

Prepaid expenses and other current assets as of March 31, 2023 amounted to EUR 25,597k (December 31, 2022: 40,287k) and mainly include receivables for the GSK compensation of EUR 3,658k (December 31, 2022; EUR 5,595k). For more details, refer to note 3.6. In addition, other assets include tax claims against the tax authorities of EUR 8,540k (December 31, 2022: EUR 24,840k). These net amounts of VAT refund claims and VAT payables do not bear interest and are reported to the tax authorities on a monthly basis.

10. Financial assets and financial liabilities

Fair values of cash and cash equivalents, trade receivables, trade payables, and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments. Cash and cash equivalents compromise cash at banks and term deposits.

Cash and cash equivalents compromise cash at banks and term deposits. There were no transfers between Level 1 and Level 2 fair value measurements and no transfers into or out of Level 3 fair value measurements during the three months ended March 31, 2023 and 2022.

11. Trade and other payables

Trade and other payables are all due within one year amounting to EUR 14,973k (December 31, 2022: EUR 73,463k). During the three months ended March 31, 2023, the decrease of EUR 58,490k in trade and other payables was primarily due payments to raw material suppliers for invoices received before December 31, 2022.

12. Other liabilities and provisions

During the three months ended March 31, 2023, the decrease of EUR 2,776k in other liabilities was primarily due to lower accruals for outstanding invoices. During the three months ended March 31, 2023, the decrease of EUR 588k in provisions was primarily due to a consumption of the CRO provision for onerous losses.

13. Income tax

For the three months ended March 31, 2023 and 2022, the Group recorded a consolidated income tax expense (March 31, 2022: income tax benefit) of EUR 1k (March 31, 2022: EUR 96k), respectively. The consolidated income tax expense (March 31, 2022: income tax benefit) for the three months ended March 31, 2023, resulted from income tax expense from CureVac Swiss AG of EUR 1k.

14. Disclosure of financial instruments and risk management

As the Group requires significant liquid funds available for the financing of its COVID-19 and influenza research and development activities, during the three months ended March 31, 2023, it has maintained funds as cash and cash equivalents and not in less liquid financial instruments. The Group has distributed the cash amongst several banks and amongst the legal entities in the Group in order to reduce negative interest penalties.

Refer to note 16 to the consolidated financial statements as of December 31, 2022 for additional information on the Group’s risk management activities. As of March 31, 2023, the Group held cash and cash equivalents of USD 76,186k and CHF 124k, which are exposed to foreign currency exchange risk. The Group intends to settle expenses arising in US dollars using these US dollar funds.

15. Earnings per share

Earnings per share is calculated pursuant to IAS 33 Earnings per Share by dividing the consolidated net loss in CureVac N.V. by the average weighted number of shares outstanding in the fiscal period.

The weighted number of shares outstanding for the three months ended March 31, 2023 was 211,444,899 (March 31, 2022: 186,993,831). This has led to a basic loss per share for the three months ended March 31, 2023 and 2022 of EUR 0.27 and EUR 0.08, respectively. Since the conversion of options to ordinary shares would decrease loss per share, they are considered antidilutive. Therefore, the diluted earnings per share equals basic earnings per share for the three months ended March 31, 2023 and 2022.

16. Related party disclosures

Dietmar Hopp

During fiscal 2019, Dietmar Hopp, principal of dievini Hopp BioTech holding GmbH & Co. KG (dievini), the largest shareholder of the Group, granted two convertible loans to the Group, which were repaid in 2020. Additionally, in August 2020, DH-LT Investments GmbH, a company beneficially owned by Dietmar Hopp, managing director of dievini, the Group’s largest shareholder, purchased EUR 100,000k of the Group’s common shares at a price of USD 16.00 per share.

Antony Blanc

In 2020, a consulting agreement between CureVac AG and Clarentis SRL was made. Clarentis SRL is a wholly owned consulting company of Antony Blanc, PhD, the CBO of CureVac. After the transition of Antony Blanc to the Management Board in February 2021, the contract was no longer active, and no new orders were placed. In Q3 2021, a milestone payment, which related to the submission of the EMA dossier for CVnCoV and which amounted to EUR 100k was made to fulfill a contractual obligation from the consulting agreement in place before Antony Blanc joined the Management Board. In addition to his Management Board position at CureVac N.V., Antony also took over the role as Management Director at CureVac Belgium SA. He executes this function by using Clarentis SRL. As it relates to these services, CureVac paid in 2023 until March 2023 an amount of EUR 21k. The amounts invoiced for this function/services will be offset/deducted from his base compensation for his function on the Board of Management of CureVac N.V.

BePharBel Manufacturing S.A.

In December 2020, CureVac Real Estate GmbH and BePharBel Manufacturing S.A., entered into a commercial supply agreement to develop and manufacture the diluent that was expected to be used to dilute the Group’s first concentrated COVID-19 vaccine candidate, CVnCoV, to the amount specified by each dose level. Pursuant to the terms of the agreement, it was intended that BePharBel Manufacturing would manufacture and deliver to CureVac Real Estate GmbH a low seven figure amount of commercial batches of diluent per year, in 2021 and 2022. Following the withdrawal of the CVnCoV in October 2021 due to COVID-19 virus drift, WHO COVID vaccine efficiency recommendation and market expectations, CureVac Real Estate GmbH terminated the commercial and supply agreement with BePahrBel and entered into negotiations on a structured and rapid wind-down of the ordered production. The Parties agreed on a settlement in May 2022 of all claims resulting from the commercial and supply agreement for an amount of EUR 3,900k, which had been already recognized in provisions, based on an estimate, as of December 31, 2021. In total an amount of EUR 4,016k was paid. Baron Jean Stéphenne, Chairman of our Supervisory Board, holds directly and indirectly 15.61% of BePharBel Manufacturing’s equity and is a director of BePharBel Manufacturing, and Baron Jean Stéphenne’s son, Vincent Stéphenne, holds 1.43% of BePharBel Manufacturing’s equity and is a managing director of BePharBel Manufacturing.

Franz-Werner Haas

In Q1 2023, a consulting agreement between CureVac SE and Franz-Werner Haas was entered into. For the three-month period ended March 31, 2023 no costs have been incurred under this agreement.

Alexander Zehnder

In Q1 2023, a first addendum to the future service agreement was entered into to ensure a smooth transition from CEO Franz-Werner Haas to the new CEO Alexander Zehnder. Total compensation amounted to EUR 51k during the month of March.

Barker BioMedical GmbH

In Q1 2023, a consulting agreement between CureVac SE and Barker BioMedical GmbH was entered into. Barker BioMedical GmBH is a wholly-owned consulting company of Debra Barker, Supervisory Board member of CureVac N.V.. For the three-month period ended March 31, 2023 no costs have been incurred under this agreement.

Craig Tooman

In Q1 2023, a consulting agreement between CureVac SE and Craig Tooman was entered into. For the three-month period ended March 31, 2023 no costs have been incurred under this agreement.

17. Subsequent events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company identified no subsequent event that requires disclosure in the financial statements.